CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ELLIE MAE, INC.

Ellie Mae, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:
ONE: The name of the Corporation is Ellie Mae, Inc. and the Corporation was incorporated on October 14, 2009 pursuant to the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).
TWO: The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on June 17, 2015 (the “Restated Certificate”).
THREE: Article (V)(A)(2) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:
“(2)    Subject to the rights of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the directors shall be divided into three classes, designated as Class I, Class II and Class III, and each such director shall hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of his or her election, with the members of each class to hold office until their successors have been elected and qualified. Notwithstanding the foregoing, effective as of the annual meeting of stockholders to be held in 2019 (the “2019 Annual Meeting”), and at each annual meeting of stockholders thereafter, subject to the rights granted to holders of any series of Preferred Stock to elect additional directors under specified circumstances, each director elected at and after the 2019 Annual Meeting shall be elected for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor shall have been elected and qualified; provided, however, that any director who prior to the 2019 Annual Meeting was elected to a term that continues beyond the date of the 2019 Annual Meeting (such term, a “Classified Term”), shall continue to serve as a director for the remainder of his or her elected Classified Term or until his or her death, resignation, disqualification or removal (each such director, including any director appointed to fill a vacancy caused by the death, resignation, disqualification, removal or other cause of such director, a “Continuing Classified Director”; provided that any such director shall cease to be a Continuing Classified Director upon the expiration of the Classified Term to which he or she was most recently elected or appointed). As a result, effective as of the annual meeting of stockholders in 2021, the Board will no longer be classified under Section 141(d) of the General Corporation Law of the State of Delaware and directors shall no longer be divided into classes. Any director that is not a Continuing Classified Director may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the Voting Stock, voting together as a single class.”
FOUR: The foregoing amendment has been duly approved by the Board of Directors of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.
FIVE: The foregoing amendment has been duly approved by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

* * * *

IN WITNESS WHEREOF, Ellie Mae, Inc., has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 18th day of May, 2018.

ELLIE MAE, INC.

By:	/s/ Jonathan Corr
Jonathan Corr
President & Chief Executive Officer